Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus for The Trizetto Group, Inc. for the registration of $230,000,000 of Convertible Senior Notes due April 15, 2012 and 10,467,622 shares of its Common Stock and to the incorporation by reference therein of our reports dated February 16, 2007, with respect to the consolidated financial statements and schedule of The TriZetto Group, Inc., The TriZetto Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of The TriZetto Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2006, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Orange County, California

August 9, 2007